Exhibit 99.1

June 30, 2023

VIA EMAIL AND FEDERAL EXPRESS

Mr. Adam D. Portnoy

Chairman of the Board of Trustees

Diversified Healthcare Trust

255 Washington Street, Suite 300

Newton, MA 02458-1634

Dear Adam:

Funds affiliated with H/2 Capital Partners (collectively with its affiliates, “H/2” or “we”) are a significant stakeholder in Diversified Healthcare Trust (“DHC” or the “Company”), owning approximately 6.2% of the common equity and a substantial amount of the Company’s corporate bonds. We have been, and remain, positively disposed towards the Company and supportive of its business. However, we do not believe that DHC’s proposed merger with Office Properties Income Trust (the “Proposed Merger”) is in the best interests of DHC’s shareholders or creditors.

As both a shareholder and bondholder, we believe multiple alternatives to the Proposed Merger exist that better address the Company’s near-term challenges, and which far better serve the interests of DHC’s shareholders and bondholders in the long term. For example, we believe that effective alternatives to better address DHC’s 2024 debt maturities, but which do not degrade value the way the Proposed Merger does, include without limitation: (i) bank lender financings; (ii) bondholder financings; (iii) asset sales; and (iv) bondholder consents. We should note this includes our willingness to consider a waiver (for a period of time) of the fixed charge coverage ratio covenant in the Company’s bond documents.

We did not receive a formal response from the Company to the proposal we made on November 18, 2022 to facilitate the refinancing of the Company’s 2024 debt maturities, and while that proposal has been superseded by the passage of time and intervening events, we are working on an updated proposal to resolve the Company’s 2024 debt maturities. We remain interested in participating in what we believe to be the multiple alternatives available to the Company, whether such alternatives are developed by H/2, the Company or other stakeholders; we are simply interested in participating in the solution that best serves the interests of the Company’s stakeholders. As a significant bondholder and shareholder, we want to maximize the number of viable, actionable and superior alternatives that the Company has for refinancing its 2024 debt maturities.

Because we do not believe the Proposed Merger is in the best interests of the Company’s shareholders and bondholders, we intend to vote against the Proposed Merger, and may also communicate our views to other shareholders and bondholders.

Sincerely,

Spencer B. Haber

Chief Executive Officer

H/2 Capital Partners